EXHIBIT 4

SCHERING-PLOUGH CORPORATION

AMENDMENT TO BY-LAWS

Effective April 24, 2001, pursuant to a resolution of the Board of Directors, the By-laws of Schering-Plough Corporation have been amended as follows:

1.	The first sentence of Section 1 of Article VII is deleted and replaced with the following:

"The officers of the Corporation shall consist of a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer and may include a Vice Chairman of the Board, a Chairman of the Executive Committee and such other officers as may from time to time be elected or appointed by the Board of Directors."

2.	The first sentence of Section 6 of Article VII is deleted and replaced with the following:

"If one is elected by the Board of Directors, the Vice Chairman of the Board shall be the chief administrative officer of the Corporation and shall perform such duties as may be prescribed by the Board of Directors or, subject thereto, by the chief executive officer of the Corporation."